PIMCO TACTICAL INCOME FUND

AMENDMENT NO. 1 TO THE

AGREEMENT AND DECLARATION OF TRUST

The undersigned, being the sole Trustee of PIMCO Tactical Income Fund (the “Trust”), hereby amends the Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”), a copy of which is on file in the office of the Secretary of State of the Commonwealth of Massachusetts, as follows:

1.	The first sentence of Section 1 of Article I of the Declaration of Trust is hereby amended to read in its entirety as follows:

“Name. This Trust shall be known as “PIMCO Dynamic Income Opportunities Fund” and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.”

The foregoing amendment shall be effective as of the close of business on the 24th day of March, 2020.

IN WITNESS WHEREOF, the undersigned has executed this Amendment to the Declaration of the Trust as of the 24th day of March, 2020.

/s/ Eric D. Johnson
Eric D. Johnson